BUTZEL LONG, a professional corporation
380 Madison Avenue,
New York, NY 10017

Tel: (212) 818-1110
FAX: (212) 818-0494
e-mail: barrett@butzel.com

January 3, 2011

BY EDGAR

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Tax-Free Trust of Oregon (a portfolio of The Cascades Trust)
File Nos. 33-4382 and 811-4626

Dear Sirs:

     On November 30, 2010, on behalf of Tax-Free Trust of Oregon (the "Trust"), the only series of the Cascades Trust, we filed with the Commission, pursuant to Rule 485(a) under the Securities Act of 1933 (the "1933 Act") and pursuant to the Investment Company Act of 1940 (the "1940 Act"), the following documents:

In accordance with Rule 472(b) under the 1933 Act and Rule 8b-11 under the 1940 Act, the text on Form N-1A of Post-Effective Amendment No. 36 to the Registration Statement of the Trust under the 1933 Act and Amendment No. 37 to the Registration Statement of the Trust under the 1940 Act.

We advised the staff that the filing was being made under Rule 485(a) because it contains disclosures about the forthcoming termination of the Trust’s sub-advisory contract as of December 31, 2010.

We further advised the staff that at the time of the filing, new sub-advisory arrangements for the Trust had not been completed and that we would advise the staff promptly of the disclosure relating to such arrangements that will be included in the final prospectus.

The Board of Trustees and the Management of the Trust have completed such new arrangements which went into effect after the close of business on December 31, 2010.

A supplement to the Trust’s current prospectus containing this information was filed on December 30, 2010. A copy of the same is attached hereto for the convenience of the staff.

The foregoing information will be included in the prospectus and SAI to be filed under Rule 485(b) to become effective January 31, 2011, as well as information and exhibits not available at the time of the original filing and modifications suggested by any staff comments on that filing.

Copies of the new prospectus and SAI language, marked to show changes from that filed under Rule 485(a), are attached hereto.

Please provide comments to me or to my partner Robert Jones at the above telephone number, 212-818-1110.

Very truly yours,

/s/ William L. D. Barrett

William L. D. Barrett